Exhibit 99.1

HAFNIA LIMITED: Results of Extraordinary General Meeting

Singapore, 23 September 2026

Hafnia Limited (“Hafnia”, the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”) advises that the Extraordinary General Meeting was held earlier today on 23 September 2026 at 10:00 a.m. (Singapore time) at the registered office of the Company 10 Pasir Panjang Road, Mapletree Business City #18-01, Singapore 117438.

The following resolution was passed:

1.	To appoint Mr. Mikael Øpstun Skov as a Director of the Company.

The minutes of the Extraordinary General Meeting will be made available on the Company’s website at https://investor.hafnia.com/ir-news/default.aspx.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:
Søren Steenberg Jensen
CEO Hafnia Limited
sst@hafnia.com

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About Hafnia Limited:

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 180 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4,000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.